UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Tivity Health, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88870R102
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 20th Floor New York, NY 10017 (212) 707-4300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7072

May 13, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO.: 88870R102

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 4,800,000
	(8)	SHARED VOTING POWER: 0
	(9)	SOLE DISPOSITIVE POWER: 4,800,000
	(10)	SHARED DISPOSITIVE POWER: 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,800,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9%

(14)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on February 25, 2020 by HG Vora Capital Management, LLC (the “Manager” or the “Reporting Person”) with respect to the shares of Common Stock owned directly by the HG Vora Special Opportunities Master Fund, Ltd. (the “Fund”). The Manager is hereinafter referred to as the “Reporting Person.” Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party. Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D, as amended.

Items 5 and 6 of the Schedule 13D is hereby amended and supplemented as follows.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Manager – 4,800,000 shares of common stock, which represents 9.9% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 48,486,058 outstanding shares of Common Stock as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 8, 2020.

(c) In the 60 days prior to this filing, the following describes the Reporting Person’s purchase and sale activity in shares of Common Stock in the open market:

Trade Date	Shares Purchased/(Sold)	Avg. Price of Shares Purchased/Sold
5/13/2020	50,000	9.26

(d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the Common Stock referenced above, as of the date hereof, the Reporting Person has entered into cash-settled swap agreements (the “Cash-Settled Swaps”) with unaffiliated third-party financial institutions that reference 4,825,000 shares of Common Stock (representing economic exposure comparable to approximately 10% of the outstanding Common Stock). The Cash-Settled Swaps only settle for cash and do not permit settlement in the form of Common Stock. The Cash-Settled Swaps do not give the Reporting Person, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Common Stock referenced by the Cash-Settled Swaps. The Reporting Person disclaims beneficial ownership of the Common Stock referenced by the Cash-Settled Swaps.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2020

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member